Exhibit 12

AMERICAN GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

Three Months Ended March 31,
(dollars in thousands)	2010	2009
Earnings: Loss before (benefit from) provision for income taxes	$ (38,623)	$(237,138)
Interest expense	256,993	268,407
Implicit interest in rents	3,708	4,398
Total earnings	$222,078	$ 35,667
Fixed charges: Interest expense	$256,993	$ 268,407
Implicit interest in rents	3,708	4,398
Total fixed charges	$260,701	$ 272,805
Ratio of earnings to fixed charges*	0.85	0.13

*

Earnings were inadequate to cover total fixed charges by $38.6 million for the three months ended March 31, 2010 and $237.1 million for the three months ended March 31, 2009.

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